UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Intelsat S.A. (the “Company”) announced today a new satellite program, known as Intelsat 36, which will be anchored by a new customer contract with African pay television leader, Multichoice. A copy of a press release issued relating to the agreement is attached as Exhibit 99.1 to this Report.

As a result of the customer agreement, Intelsat today updated its capital expenditure and prepayment guidance for fiscal years 2014, 2015 and 2016.

The updated capital expenditure and prepayment guidance is presented in the table below

($ in millions):

Guidance		FY 2014	FY 2015	FY 2016	Lifecycle

Prior:	Capital Expenditures	$575M-$650M	$775M-$850M	$625M-$700M	$650M-$700M

New:	Capital Expenditures	$625M-$700M	$775M-$850M	$625M-$700M	$650M-$700M

Prior:	Customer Prepayments	$75M-$100M	$50M-$75M	$0M

New:	Customer Prepayments	$125M-$150M	$75M-$100M	$0M-$25M

Our capital expenditure guidance includes capitalized interest. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. Customer prepayments guidance reflects only prepayments that are contracted for at this time.

The Company’s revenue and Adjusted EBITDA margin guidance was unchanged from the Company’s May 1, 2014 earnings release. The Company also affirmed its goal of repaying approximately $400 million in debt in 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 11, 2014	By:	/s/ Michael McDonnell
	Name:	Michael McDonnell
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated June 11, 2014 entitled “MultiChoice to Expand its Leading Direct-to-Home (DTH) Services in Sub-Saharan Africa via New Intelsat Satellite”